J.P. Morgan Securities LLC
383 Madison Avenue, New York, New York 10179

Morgan Stanley & Co. LLC
1585 Broadway, New York, New York 10036
February 26, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hamilton Lane Incorporated Registration Statement on Form S-1 Registration File No. 333-223235
Dear Sir/Madam:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
In accordance with Rule 461 of the Act, we hereby join in the request of Hamilton Lane Incorporated for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 pm Eastern Time on February 28, 2018, or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC
By:	/s/ Ray Craig
	Name:	Ray Craig
	Title:	Managing Director

MORGAN STANLEY & CO. LLC
By:	/s/ Taylor Wright
	Name:	Taylor Wright
	Title:	Managing Director

[Signature page to Underwriters’ Acceleration Request]